

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

April 29, 2008

Mr. James M. Price
Chief Executive Officer
Benacquista Galleries, Inc.
6870 La Valle Plateada Rancho
Santa Fe, California 92067

> **Re: Benacquista Galleries, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2005**
> **Filed January 13, 2006**
> **File No. 0-51107**

Dear Mr. Price:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief